BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

December 23, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: **Office of International Corporate Finance**
C/o Susan Min

Dear Sirs:

Re: MAXIMUM VENTURES INC. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 16, 2005:

A. Copy of Transition Application dated December 12, 2005 filed with the Registrar of Companies.

B. Copy of Notice of Articles dated December 12, 2005 issued by the Registrar of Companies.

C. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended June 30, 2005 with relevant MD&A.
- copy of amended and restated MD&A with respect to the period ended March 31, 2005.

D. Copies of Certifications of Interim Filings (Forms 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

E. Copy of news release issued during the relevant period.

dlw 1/4

F. Copy of Material Change Report (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

82-3923

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Transition Application

FORM 43
BUSINESS CORPORATIONS ACT
Section 437

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

RON TOWNSHEND
December 12, 2005

FILING DETAILS: *Transition Application for:*
MAXIMUM VENTURES INC.

Filed Date and Time: **December 12, 2005 01:40 PM Pacific Time**

Transition Date and Time: **Transitioned on December 12, 2005 01:40 PM Pacific Time**

TRANSITION APPLICATION

This confirms there has been filed with the registrar all records necessary to ensure that the information in the corporate registry respecting the directors of the company is, immediately before the transition application is submitted to the registrar for filing, correct.

Incorporation Number:
BC0294425

Name of Company:
MAXIMUM VENTURES INC.

NOTICE OF ARTICLES

Name of Company:
MAXIMUM VENTURES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Last Name, First Name, Middle Name:
BURNETT, HUGH

Mailing Address:
2180 ARGYLE AVENUE
SUITE 901
WEST VANCOUVER V7K1A4

Delivery Address:
2180 ARGYLE AVENUE
SUITE 901
WEST VANCOUVER V7K1A4

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.

Mailing Address:
407 2173 WEST 6TH AVE
VANCOUVER BC V6K1V5

Delivery Address:
407 2173 WEST 6TH AVE
VANCOUVER BC V6K1V5

Last Name, First Name, Middle Name:
Knight, Georgia V

Mailing Address:
801-1003 BURNABY STREET
VANCOUVER BC V6E 4R7
CANADA

Delivery Address:
801-1003 BURNABY STREET
VANCOUVER BC V6E 4R7
CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	COMMON VOTING Shares	Without Par Value Without Special Rights or Restrictions attached

82-3723

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

RON TOWNSHEND
December 12, 2005

This Notice of Articles was issued by the Registrar on: December 12, 2005 01:40 PM Pacific Time

Incorporation Number: **BC0294425**

Recognition Date: Incorporated on June 24, 1985

NOTICE OF ARTICLES

Name of Company:

MAXIMUM VENTURES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECEIVED
2006 JAN -4 P 12:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Last Name, First Name, Middle Name:
BURNETT, HUGH

Mailing Address:
2180 ARGYLE AVENUE
SUITE 901
WEST VANCOUVER V7K1A4

Delivery Address:
2180 ARGYLE AVENUE
SUITE 901
WEST VANCOUVER V7K1A4

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.

Mailing Address:
407 2173 WEST 6TH AVE
VANCOUVER BC V6K1V5

Delivery Address:
407 2173 WEST 6TH AVE
VANCOUVER BC V6K1V5

Last Name, First Name, Middle Name:
Knight, Georgia V

Mailing Address:
801-1003 BURNABY STREET
VANCOUVER BC V6E 4R7
CANADA

Delivery Address:
801-1003 BURNABY STREET
VANCOUVER BC V6E 4R7
CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	COMMON VOTING Shares	Without Par Value Without Special Rights or Restrictions attached

82-3923

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

June 30, 2005

(Unaudited)

MAXIMUM VENTURES INC.

June 30, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

MAXIMUM VENTURES INC.

BALANCE SHEETS

	June 30, 2005 (Unaudited)	September 30, 2004 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 3,396	$ 71,674
GST receivable	31,925	14,346
Advances and prepaid expenses – Note 6	124,782	125,208
Refundable deposit	1,000	1,000
	161,103	212,228
Equipment – Note 3	27,830	3,950
Mineral properties – Note 2	351,352	329,787
	$ 540,285	$ 545,965
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 5	$ 176,331	$ 215,855
Interest accrued	2,063	7,063
Loans payable	17,574	50,394
Due to related parties	825	6,585
	196,793	279,897
SHAREHOLDERS' EQUITY		
Share Capital - Note 4	5,396,611	4,762,611
Share subscriptions	-	264,000
Contributed surplus	600,650	600,650
Deficit	(5,653,769)	(5,361,193)
	343,492	266,068
	$ 540,285	$ 545,965

APPROVED BY DIRECTORS:

Douglas B. Brooks Director

Georgia Knight Director

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
For the three and nine months ended June 30, 2005 and 2004
(Unaudited)

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	**Nine Months Ended June 30, 2005**	Nine Months Ended June 30, 2004
EXPENSES				
Amortization	$ **1,226**	$ 114	$ **2,993**	$ 342
Automobile	**7,944**	-	**7,944**	-
Bank charges and interest – Note 5	**9,690**	1,707	**22,630**	7,815
Management fees – Note 5	**7,500**	7,500	**22,500**	22,500
Office & miscellaneous	**300**	2,434	**3,990**	12,931
Professional fees	**8,901**	9,382	**125,017**	25,197
Property investigation	**5,250**	-	**55,497**	-
Rent	**9,000**	9,000	**27,000**	27,000
Shareholders communication	**-**	959	**10,789**	17,797
Transfer agent and filing fees	**6,468**	13,073	**12,255**	35,864
Travel and promotion	**623**	2,230	**1,961**	10,793
NET LOSS FOR THE PERIOD	**(56,902)**	(46,399)	**(292,576)**	(160,239)
DEFICIT, BEGINNING OF THE PERIOD	**(5,596,867)**	(3,676,749)	**(5,361,193)**	(3,562,909)
DEFICIT, END OF PERIOD	$ **(5,653,769)**	$ (3,723,148)	$ **(5,653,769)**	$ (3,723,148)
NET LOSS PER SHARE	$ **(0.01)**	$ (0.01)	$ **(0.01)**	$ (0.01)

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF CASH FLOWS
For the three and nine months ended June 30, 2005 and 2004
(Unaudited)

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Nine Months Ended June 30, 2005	Nine Months Ended June 30, 2004
OPERATIONS				
Net loss for the period	$ (56,902)	$ (46,399)	$ (292,576)	$ (160,239)
Items not involving cash:				
Amortization	1,226	114	2,993	342
Changes in non-cash working capital items related to operations:				
Accounts receivable	-		-	(186)
Advances receivable and prepaid expenses	11,780	(6,186)	426	(94,931)
GST receivable	(2,877)	794	(17,579)	10,699
Accounts payable and accrued liabilities	51,612	(2,338)	(39,524)	(156,279)
Due to related parties	-	8,873	(5,760)	(10,472)
Interest accrued	-	-	(5,000)	(6,410)
Cash used in operating activities	4,839	(45,142)	(357,020)	(417,476)
INVESTING ACTIVITIES				
Equipment	-	-	(26,873)	(201,000)
Resource properties acquisition costs	-	(15,000)	-	-
Deferred exploration costs	(10,250)	727	(21,565)	(3,807)
Cash used in investing activities	(10,250)	(15,727)	(48,438)	(204,807)
FINANCING ACTIVITIES				
Common shares issued for cash	-	-	634,000	604,500
Common shares subscribed	-	39,000	(264,000)	184,000
Share issue costs	-	-	-	(25,000)
Loans payable	8,780	-	(32,820)	(213,750)
Cash provided by financing activities	8,780	39,000	337,180	549,750
INCREASE (DECREASE) IN CASH DURING THE PERIOD	3,369	(21,869)	(68,278)	(72,533)
CASH, BEGINNING OF THE PERIOD	27	131,666	71,674	182,330
CASH, END OF PERIOD	$ 3,396	$ 109,797	$ 3,396	$ 109,797
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the nine months ended June 30, 2005
(Unaudited)

Note 1 **Interim Reporting**

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's September 30, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual September 30, 2004 financial statements.

Note 2 **Resource Property Costs**

Stump Lake Property, Canada

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005)	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

As at June 30, 2005 the total amount of $81,350 had been incurred as follows:

	Nine months Ended June 30, 2005	Year Ended September 30, 2004	Total June 30, 2005
Assay	$ 2,550	$ 570	$ 3,120
Concession fees	-	1,514	1,514
Geological consulting	14,015	55,869	69,884
Geological consulting	5,000	-	5,000
Travel	-	1,832	1,832
	$ 21,565	$ 59,785	$ 81,350

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005	50,000
On or before November 30, 2006	50,000
	$ 350,000

Note 2 **Resource Property Costs - Cont'd**

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

Edren and Ulaan Properties, Mongolia

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
To make cash payments to November 1, 2007 totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007 totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

Note 2 **Resource Property Costs - Cont'd**

Edren and Ulaan Properties, Mongolia – Cont'd

Subsequent to September 30, 2004 a dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company is reviewing its legal options. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of a dispute concerning the Company's title and ownership rights.

Edren and Ulaan Properties, Mongolia

Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Mongolian properties, have been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the Ulaan and Edren properties.

Note 3 **Equipment**

			Net Carrying Amount June 30,	
	Cost	Accumulated Amortization	2005	2004
Computer	$ 4,909	$ 1,639	$ 3,270	$ 2,518
Office equipment	2,052	396	1,656	-
Automobile	25,000	2,096	22,904	-
	$ 31,961	$ 4,131	$ 27,830	$ 2,518

Note 4 **Share Capital**

Authorized: 100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2002		9,560,171	$ 3,302,611
For cash:			
- pursuant to a private placement	– at $0.10	3,000,000	300,000
Share issue costs		-	(12,000)
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611

...Cont'd

Note 4 **Share Capital- cont'd**

Issued and Fully Paid		Number of Shares	Dollar Value
For cash:			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
Balance June 30, 2005		25,435,465	$ 5,396,611

As of June 30, 2005, the company's transfer agent held 107,142 common shares in escrow.

Commitments

Stock-based compensation plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of June 30, 2005 and 2004 and changes during the years ending on those dates is presented below:

	June 30, 2005		June 30, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,465,000	$0.65	1,256,000	$0.15
Granted	-		1,465,000	$0.65
Exercised	-		(1,150,000)	$0.15
Expired			(106,000)	$0.15
Options outstanding and exercisable at end of period	1,465,000	$0.65	1,465,000	$0.65

At June 30, 2005 the following share purchase options were outstanding entitling the holder to purchase one common share of the company for each option held:

Number of Shares	Exercise Price	Expiry Date
1,465,000	$0.65	December 3, 2005

Note 4 **Share Capital- cont'd**

Share purchase warrants

At June 30, 2005 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,231,372	$0.25	December 31, 2005

Note 5 **Related Party Transactions**

During the nine months ended June 30, 2005 and 2004, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Three months ended June 30,		Nine months ended June 30,	
	2005	2004	2005	2004
Management fees	$ 7,500	$ 7,500	$ 22,500	$ 15,000
Interest	3,228	848	9,730	3,345
	$ 10,728	$ 8,348	$ 32,230	$ 18,345

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At June 30, 2005, accounts payable includes $ 26,499 (2004: $19,519) due to a company controlled by a director of the Company.

Note 6 **Advances and prepaid expenses**

At June 30, 2005 the Company had advanced funds to a company to carry out exploration expenditures on its mineral properties and had prepaid expenses as follows:

	2005	2004
Mineral property – Stump Lake	$ 123,344	$ 183,495
Prepaid expenses	1,438	9,625
	$ 124,782	$ 193,119

Advances made on mineral properties are charged to deferred exploration expenses as and when invoices are received.

"Amended and restated"

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

NOVEMBER 8, 2005

For the nine months ended June 30, 2005 Maximum Ventures Inc. ("Maximum" or the "Company") prepared management discussion following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2004 and 2003. This discussion and analysis as of November 8, 2005 provides information on the operations of Maximum for the nine-month period ended June 30, 2005 and subsequent to the period end.

OVERVIEW

Maximum is a mining exploration company. The Company is the subject of Cease Trade Orders ("CTOs") issued by the British Columbia Securities Commission (the "BCSC") March 1, 2005 pursuant to Section 164(1) of the British Columbia *Securities Act* (the "Act") and by the Alberta Securities Commission (the "ASC") June 17, 2005 pursuant to Section 198 of the Alberta Securities Act, for failure to file on time its annual financial statements for the year ended September 30, 2004, and interim financial statements for the quarters ended December 31, 2004, and March 31, 2005 respectively and is suspended from trading on the NEX Board. In June, 2005, Maximum completed all of its outstanding financial statements filings and paid all related fees.

In June 2005 the Company submitted applications for revocations of the CTOs and, as a dormant issuer pursuant to BC Policy 12-603 (the "Policy"), reactivation pursuant to the Policy for purposes of returning to trade on the NEX Board. The applications are under review by the BCSC and the ASC.

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company has operations in Mongolia where it is searching primarily for Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

"Amended and restated"

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

MINERAL PROPERTIES

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Balance, September 30, 2004	Incurred (Written-down) during the period	**Balance, June 30, 2005**
Property costs:			
Stump Lake Property	270,000	-	**270,000**
Mongolia Properties	1	-	**1**
	270,001	-	**270,001**
Deferred Exploration Expenditures:			
Stump Lake Property	59,785	21,565	**81,350**
Mongolia Properties	1	-	**1**
	59,786	21,565	**81,351**
	$ 329,787	$ 21,565	**$ 351,352**

Stump Lake Property, Canada

Acquisition

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005)	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada – Cont'd

As at June 30, 2005 the Company has incurred exploration expenditures of $81,350 as follows:

	2005
Assay	$ 3,120
Concession fees	1,514
Geological consulting	74,884
Travel	1,832
	$ 81,350

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005	50,000
On or before November 30, 2006	50,000
	$ 350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

EXPENDITURES

Exploration expenditure for the nine months ending June 30, 2005 totalled $21,565. Expenditure during the comparable period ending March 31, 2004 was $11,307.

Expenditure as at June 30, 2005 was as follows:

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada – Cont'd

	Three Months Ended June 30, 2005	Nine Months Ended June 30, 2005	Three Months Ended June 30, 2004	Nine Months Ended June 30 2004	
Assay	-	2,550	-	147	- paid to independent contractor
Concession fees	-	-	-	260	- paid to independent contractor
Geological consulting	10,250	19,015	727	10,900	- paid to independent contractor
	$ 10,250	$ 21,565	$ 727	$ 11,307	

Exploration

In the summer/fall of 2004 Maximum Ventures Inc. conducted a geological mapping, sampling and trenching program on the Stump Lake Property to obtain more detailed information about the extent and grade of the base and precious metals mineralization. A total of 22 trenches (200.3 meters) were excavated to uncover the mineralized shear zones between the old workings and to explore the areas of coincident geochemical and geophysical anomalies.

A total of 128 various samples were collected including grab, chip, float and discontinuous and contiguous channel samples from outcrop, newly excavated trenches, old shafts, workings, dumps and old pits on the property during the exploration program. Values ranged from >0.005 – 4.29 ppm gold, <0.2 – 4,430 ppm silver, 0.0026 - 0.729 percent copper and 0.0034 – 0.271 percent zinc. Though chip/channel sampling on the property encountered encouraging values the highest values were obtained from grab samples.

The structural study confirmed the presence of several mineralized shear zones hosted in altered, porphyric and/or massive andesite. The main shear zone, striking north-north-east, is up to 8 meters wide and can be followed continuously for approximately 900 meters. Highlights from two of the trenches located at the main shear zone include 1 meter long continuous channels returning 1.545 ppm gold in Trench 7 and 0.801 ppm gold in Trench 8.

Two isolated mineralized showings occur along strike approximately 700 metres to the north and south of the main shear zone's known boundary limits. Notable 1 meter continuous chip samples taken from the two mineralized showing include 1.57 ppm gold from the pit at the northern showing and 4.29 ppm gold and 197 ppm silver from the southern showing. Though the newly identified zones do not appear to be continuations of the main shear zone due to their mapped strike direction, additional mapping is warranted to determine if the zones may be extensions of which were later faulted and displaced from the main shear zone.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

MINERAL PROPERTIES – CONT'D

<u>Stump Lake Property, Canada</u> – *Cont'd*

A newly discovered shear zone trending northeast and about 200 meters long was identified and is located approximately 350 metres west of the main shear zone. Highlights from the newly discovered zone include a 1 meter contiguous channel sample returning 0.467 ppm gold.

The shear zones are made up of heavily altered and mylonitized host rock that encloses quartz – carbonate veins and stringers with disseminated sulfide/sulphosalt mineralization ranging in width from a few centimeters up to 1.4 meters. The disseminated pyrite, arsenopyrite, galena, sphalerite, chalcopyrite and tetrahedrite with scarce gold and silver inclusions occur predominantly in the grey quartz, while the younger, white quartz generation and post-mineralization carbonate veins cut across the mineralized veins.

A total of 28 grab, chip and discontinuous channel samples were also collected from the veins exposed in trenches and/or old workings and from old dumps. 9 chip samples from 10 to 20 cm thick veins assayed on average 0.623 ppm gold, 15.6 ppm silver, 0.013 percent copper, 0.058 percent lead and 0.017 percent zinc. The remaining 19 grab, chip and discontinuous channel samples assayed on average 0.410 ppm gold, 244.85 ppm silver, 0.052 percent copper, 0.093 percent lead and 0.052 percent zinc. These results indicate that the property has a good potential to host additional precious/base metals mineralization.

Overall trenching highlights are as follows: average precious and base metal contents in 43 one meter long, more than 0.1 ppm gold containing, contiguous channel samples taken from all trenches and some old shafts are 0.423 ppm gold, 7.41 ppm silver, 0.011 percent copper, 0.012 percent lead and 0.025 percent zinc. The weighted average content of gold in these contiguous channel samples is 0.43 ppm and the average width of the mineralized zones tested by channel sampling is 1.7 meters. These results have been interpreted to indicate that the property contains good potential to host notable precious/base metals mineralization.

The mineralization at Stump Lake represents upper part of an epithermal system that developed during an extensional phase of brittle deformation and hydrothermal activity in Tertiary times and can be classified as an epithermal vein deposit. The deposit has a potential to contain gold mineralization at depth, similar to other deep-seated, epithermal precious metals deposits in British Columbia. The depth extent of the deposit, based on local topography and old mining and exploration works probably exceeds 100 meters.

The Company plans to conduct a further stage of exploration on the Stump Lake property which could immediately include geological mapping, trenching and geophysics and depending on the results, a later second stage could follow including exploration drilling. The property is currently ready for a mapping and geophysical work, additional trenching and drilling would require work permit applications.

Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada – Cont'd

completed grid using the line spacing of 100 meters. Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

The Company plans a financing designed to finance the anticipated exploration program including mapping, further trenching and geophysics. This financing is expected to take the property to its next stage of exploration including drilling.

Edren and Ulaan Properties, Mongolia

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007 to make property maintenance Payments at	US $25,000 per year	US $ 45,000 per year
To make cash payments to November 1, 2007 totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007 totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

"Amended and restated"

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

MINERAL PROPERTIES – CONT'D

Edren and Ulaan Properties, Mongolia – Cont'd

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company is reviewing its legal options. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights.

Prior to September 30, 2004, the Company conducted initial surface exploration, including surface mapping and sampling, and received 43-101 technical reports on the properties. This exploration was followed by more detailed mapping and sampling during the year ended September 30, 2004. In connection with ongoing disputes concerning the Company's title and beneficial rights to Mongolian properties, the Company has not received exploration information including data or subsequent reports on exploration, property investigations or detailed accounting information. Prior to the year ended September 30, 2004 the Company made payments, advances and incurred property expenses recorded at $257,177 on the Mongolian Properties.

Under the Edren and Ulaan property option agreements the Company is required to make yearly property payments totalling US$70,000 for the Edren and Ulaan properties. Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Mongolian properties, have been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the Ulaan and Edren properties.

SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial information for the nine months ended June 30, 2005 and 2004 and the last three audited fiscal years ended September 30, 2004, 2003 and 2002:

"Amended and restated"

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL INFORMATION – ***Cont'd***

	Nine months ended June 30, 2005	Nine months ended June 30, 2004	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(292,576)	(160,239)	(1,798,284)	(185,012)	(207,814)
Basic and diluted loss per share	(0.01)	(0.01)	(0.09)	(0.02)	(0.03)
Total assets	540,285	2,079,579	545,965	744,104	42,846

For the nine months ended June 30, 2005 the net loss was $292,576 or $0.01 per share compared to the net loss of $160,239 or $0.01 per share (82.7% increase) for the same period in 2004. The increase in the net loss was primarily due to $99,820 increase in professional fees, $55,497 in mineral properties investigation costs and $14,815 in bank and interest charges.

RESULTS OF OPERATIONS

Current quarter

For the quarter ended June 30, 2005 the net loss was $56,902 or $0.01 per share compared to the net loss of $46,399 or $0.01 per share (22.64% increase) for the same period in 2004. The increase in the net loss was primarily due to $7,983 increase in bank charges and interest, $5,250 in mineral property investigation costs, and $7,944 in automobile repair costs. These increases were offset by the decrease of $2,134 in office and miscellaneous expenditures, $6,604 in transfer agent and filing fees and $1,607 in travel and promotion.

During the quarter and subsequent to June 30, 2005, the Company continued working with regulatory authorities on reactivation and returning to trade on the NEX Board.

Year-to-date

For the period ended June 30, 2005 the net loss was $292,576 or $0.01 per share compared to the net loss of $160,239 or $0.01 per share (82.7% increase) for the same period in 2004. The increase in the net loss was primarily due to $99,820 increase in professional fees, $55,497 in mineral properties investigation costs and $14,815 in bank and interest charges.

During the period ended June 30, 2005, the Company incurred depreciation expense of $2,993 (2004: $342), automobile costs of $7,944 (2004: $Nil), bank and interest charges of $22,630 (2004: $7,815), management fees of $22,500 (2004: $22,500), office and miscellaneous expenses of $3,990 (2004:

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS - *CONT'D*

$12,931), professional fees of $125,017 (2004: $25,197), property investigation costs of $55,497 (2004: $Nil), office rent of $27,000 (2004: $27,000), shareholder communication costs of $10,789 (2004: $17,797), transfer agent and filing fees of $12,255 (2004: $35,864) and travel and promotion expenses of $1,961(2004: $10,793). The decreases in transfer agent, filing fees and travel costs during the current period in fiscal 2005 compared to the fiscal 2004 are mostly related to the decrease in the Company's activities in connection with acquisition and exploration of Mongolian properties during the current period. The increase in professional fees is due to the increase in legal fees related to a dispute over the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia.

Year ended September 30, 2004

For the year ended September 30, 2004 the net loss was $1,798,284 or $0.09 per share compared to the net loss of $185,012 or $0.02 per share (872% increase) for the year ended September 30, 2003. The increase in the net loss was primarily due to $674,680 (2003: $Nil) write-down of the Company's properties in Mongolia, $600,650 (2003: $Nil) stock based compensation expense, $166,000 (2003: $Nil) property investigation expense and $21,149 (2003: $Nil) shareholder communication expenditures recorded by the Company during the year ended September 30, 2004.

During the year ended September 30, 2004 Maximum agreed to an option to acquire up to a 75% interest in two portfolios of gold and copper properties in Mongolia. The two portfolios of exploration licenses have been strategically selected by the Company following more than a year of diligent review of exploration opportunities in Mongolia as part of major initiative to pursue a new generation of mineral properties with gold and copper exploration prospects in Mongolia. During fiscal 2004 Maximum incurred $674,680 in costs related to the properties in Mongolia. Subsequent to September 30, 2004 a dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company' management decided to write down the book value of the properties to a nominal value of $ 1 in view of a dispute concerning the Company's title and ownership rights.

In the fiscal 2004 the Company incurred $82,845 increase in office and miscellaneous expenditures, $17,441 in professional fees, $25,709 in transfer agent and filing fees and $19,223 in travel and promotion costs compared to the fiscal 2003. The increase in office and miscellaneous expenditures was primarily due to the $60,000 increase in the office rent associated with a new office space subleased by the Company during the year. The increase in professional fees, transfer agent, filing fees and travel costs are mostly related to the Mongolian properties acquisition and investigation.

During the year ended September 30, 2004 the Company recorded $600,650 stock based compensation expense representing fair value of 1,465,000 stock options granted during the year.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

"Amended and restated"

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

EXPENSES

The following table identifies the changes in general and administrative expense for the nine months ended June 30, 2005, and 2004 and for the years ended September 30, 2004, 2003 and 2002:

	Nine months ended June 30, 2005	Nine months ended June 30, 2004	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
	$	$	$	$	$
Depreciation	2,993	342	961	178	-
Increase (decrease) % *	875	-	439.89	100.00	-
Automobile	7,944	-	-	-	-
Increase (decrease) % *	100	-	-	-	-
Bank charges and interest	22,630	7,815	11,723	15,371	16,473
Increase (decrease) % *	189.57	-	(6.69)	(6.69)	-
Consulting	-	-	25,000	14,700	32,800
Increase (decrease) % *	-	-	70.07	(55.18)	-
Management fees	22,500	22,500	30,000	30,000	30,000
Increase (decrease) % *	-	-	-	-	-
Office and misc.	3,990	12,931	88,545	5,700	7,823
Increase (decrease) % *	(69.14)	-	1,453.42	(27.14)	-
Professional fees	125,017	25,197	80,318	62,877	67,558
Increase (decrease) % *	396.16	-	27.74	(6.93)	-
Property investigation	55,497	-	166,000	-	10,000
Increase (decrease) % *	100.00	-	100.00	(100.00)	-
Rent	27,000	27,000	36,000	37,500	31,500
Increase (decrease) % *	-	-	(4.00)	19.05	-
Shareholder communication	10,789	17,797	21,149	-	-
Increase (decrease) % *	(39.38)	-	100.00	-	-
Stock-based compensation	-	-	600,650	-	-
Increase (decrease) % *	-	-	100	-	-
Transfer agent and filing fees	12,255	35,864	37,665	11,956	9,999
Increase (decrease) % *	(65.83)	-	215.03	19.57	-
Travel and promotion	1,961	10,793	25,593	6,730	1,661
Increase (decrease) %*	(81.83)	-	280.28	305.17	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

"Amended and restated"

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Year ended September 30, 2005			Year ended September 30, 2004				Year ended September 30, 2003
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(170,277)	(65,397)	(56,902)	(42,238)	(71,602)	(46,399)	(1,638,045)	(65,184)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.06)	(0.06)

During the fourth quarter of the fiscal 2004 the Company's net loss was primarily affected by $600,650 stock based compensation expense, $166,000 mineral property investigation costs and $674,680 write-down of the Company's properties in Mongolia.

The net loss for the first quarter of the fiscal 2005 was $170,277 compared to the net loss of $42,238 for the same period in fiscal 2004. The increase in the net loss was primarily due to the $82,332 increase in legal fees related to the dispute concerning the Company's title and ownership rights of the Mongolian properties and the $49,654 increase in mineral properties investigation costs. The net loss for the second and third quarters of the current year is comparable to the loss for the same quarters in fiscal 2004.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2005, the Company had a working capital deficiency of $35,690 (June 30, 2004 – working capital of $ 186,973).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

During the year ended September 30, 2004 the Company agreed to a $1,400,000 private placement of 10,980,392 units at $0.1275 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.25 per share. On December 31, 2003, a portion of the private placement of 3,231,372 units was closed with 2,352,941 units issued on a flow-through basis and 878,431 units issued a non-flow-through basis. During the nine months ended June 30, 2005, the Company completed a private placement of 1,803,922 common shares at $0.1275 per share for proceeds of $230,000. In connection with this private placement, 1,803,922 warrants at $0.25 per share were issued.

During the year ended September 30, 2004 the Company agreed to a $492,000 private placement of 984,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES – *Cont'd*

common share of the Company at a price of $0.75 per share. During the nine months ended June 30, 2005, a portion of the private placement of 250,000 common shares at $0.50 per share was closed for proceeds of $125,000. In connection with this private placement 250,000 warrants at $0.50 per share were issued.

At June 30, 2005, the Company held cash on hand of $3,396 (2004: $109,797) and liabilities totalled $196,793 (2004: $149,491).

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2002		9,560,171	$ 3,302,611
For cash:			
- pursuant to a private placement	– at $0.10	3,000,000	300,000
Share issue costs		-	(12,000)
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611
For cash:			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
Balance June 30, 2005 and November 8, 2005		25,435,465	$ 5,396,611

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

SHARE CAPITAL – ***CONT'D***

Shares Held in Escrow

As at September 30, 2004, June 30, 2005 and November 8, 2005, 107,142 (September 30, 2003 – 107,142) common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the written consent of the regulatory authorities.

Stock Options

Stock-based compensation plan:

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of September 30, 2004 and 2003 and changes during the years ending on those dates is presented below:

	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2003	1,256,000	$ 0.15	-	$ -
Granted	1,465,000	0.65	1,256,000	0.15
Exercised	(1,150,000)	0.15	-	-
Expired/cancelled	(106,000)	0.15	-	-
Options outstanding and exercisable at September 30, 2004 and June 30, 2005	1,465,000	$ 0.65	1,256,000	$ 0.15

At June 30, 2005 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of stock options	Exercise Price	Expiry Date
1,465,000	$ 0.65	December 3, 2005

Share Purchase Warrants

At June 30, 2005 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,231,372	$0.25	December 31, 2005

"Amended and restated"

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

SHARE CAPITAL – ***CONT'D***

Share Purchase Warrants

During the nine months ended June 30, 2005, warrants for 2,790,000 shares at $0.10 per share were exercised to net the Company $279,000.

RELATED PARTY TRANSACTIONS

During the nine months ended June 30, 2005 and 2004, the Company incurred the following costs charged by a private company, controlled by a director of the Company:

	Three months ended June 30,		Nine months ended June 30,	
	2005	2004	2005	2004
Management fees	$ 7,500	$ 7,500	$ 22,500	$ 15,000
Interest	3,228	848	9,730	3,345
	$ 10,728	$ 8,348	$ 32,230	$ 18,345

These transactions were in the normal course of business and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties. Interest was charged on outstanding balance owed during the period.

At June 30, 2005, accounts payable includes $ 26,499 (2004: $19,519) due to a company controlled by a director of the Company.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

FORWARD – LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-3723

RECEIVED

2006 JAN -4 P 12:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAXIMUM VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **June 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 29, 2005

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

82-3923

RECEIVED

2006 JAN -4 P 12:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAXIMUM VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **June 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 29, 2005

"Douglas B. Brooks"
Douglas B. Brooks
CFO

82-3923

MAXIMUM

MAXIMUM VENTURES INC.

November 29, 2005

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI
12g3-2(b): 82-3923

NEWS RELEASE

As a result of a review by the British Columbia Securities Commission, Maximum Ventures Inc. (the "Company") is issuing the following press release to clarify its disclosure.

Stump Lake Property, British Columbia

The Company wishes to issue the following results from its exploration program on the Stump Lake Property.

The Company has received a report on the program, as amended September 26, 2005, by Bohumil B. Molak, Ph.D., P.Geo., whose relationship to the Company is as an independent qualified person; all of the technical information disclosed in this news release regarding the Stump Lake Property has been reproduced from that report.

The Company conducted a geological and structural mapping, sampling and trenching program on the Stump Lake Property in 2004 to obtain more detailed information about the extent and grade of base and precious metals mineralization. A total of 22 trenches (200.3 meters) were excavated to uncover shear zones between old workings and to explore areas of coincident geochemical and geophysical anomalies.

A total of 128 various samples were collected including grab, chip, float and discontinuous and contiguous channel samples from outcrop, newly excavated trenches, old shafts, workings, dumps and old pits on the property during the exploration program. Values ranged from >0.005 – 4.29 ppm gold, <0.2 – 4,430 ppm silver, 0.0026 - 0.729 percent copper and 0.0034 – 0.271 percent zinc. Though chip/channel sampling on the property encountered encouraging values the highest values were obtained from grab samples.

The structural study confirmed the presence of several mineralized shear zones hosted in altered, porphyric and/or massive andesite. The main shear zone, striking north-north-east, is up to 8 meters wide and can be followed continuously for approximately 900 meters. Highlights from two of the trenches located at the main shear zone include 1 meter long continuous channels returning 1.545 ppm gold in Trench 7 and 0.801 ppm gold in Trench 8.

Two isolated mineralized showings occur along strike approximately 700 metres to the north and south of the main shear zone's known boundary limits. Notable 1 meter continuous chip samples taken from the two mineralized showing include 1.57 ppm gold from the pit at the northern showing and 4.29 ppm gold and 197 ppm silver from the southern showing. Though the newly identified zones do not appear to be continuations of the main shear zone due to their mapped strike direction, additional mapping is warranted to determine if the zones may be extensions which may have later been faulted and displaced from the main shear zone.

A newly discovered shear zone trending northeast and about 200 meters long was identified and is located approximately 350 metres west of the main shear zone. Highlights from the newly discovered zone include a 1 meter contiguous channel sample returning 0.467 ppm gold.

Several minor, less than 100 metres in strike length, shear zones striking north to north north-west occur within the central, western and northern parts of the property. The shear zones identified on the property are predominantly vertical or sub vertical and contain mineralized quartz veins of various strike and dip. Quartz veins within the zones measure up to 1.4 meters thick though most are less than 20 cm in thickness.

The shear zones appear to be made up of heavily altered and mylonitized host rock that encloses quartz – carbonate veins and stringers with unevenly disseminated sulfide mineralization. The disseminated pyrite, arsenopyrite, galena, sphalerite, chalcopyrite and tetrahedrite with scarce gold and silver inclusions occur predominantly in grey quartz. Post-mineralization carbonate veins cut across the mineralized quartz veins.

In total, 22 trenches were excavated on the property. Most trenches were oriented to cross cut these shear structures, which are generally oriented vertically, or sub-vertically. However, attitudes of mineralized veins, veinlets and stringers located within the shear structures vary considerably.

Overall trenching highlights are as follows: average precious and base metal contents in 43 one meter long, more than 0.1 ppm gold containing, contiguous channel samples taken from all trenches and some old shafts are 0.423 ppm gold, 7.41 ppm silver, 0.011 percent copper, 0.012 percent lead and 0.025 percent zinc. The weighted average content of gold in these contiguous channel samples is 0.43 ppm and the average width of the mineralized zones tested by channel sampling is 1.7 meters. These results have been interpreted to indicate that the property contains good potential to host notable precious/base metals mineralization.

A total of 28 grab, chip and discontinuous channel samples were also collected from the veins exposed in trenches and/or old workings and from old dumps. From these, 9 chip samples taken

from 10 to 20 cm thick veins assayed on average 0.623 ppm gold, 15.6 ppm silver, 0.013 percent copper, 0.058 percent lead and 0.017 percent zinc.

ALS Chemex Laboratory in North Vancouver analyzed the samples using ICP-AES method for 34 elements. Gold and silver over limits were determined using fire assays. Sample duplicates, standards and blanks were also assayed and the accuracy and reproducibility of analyses was found to be within the target ranges.

The 2004 exploration program confirmed the merit of the Stump Lake Property for further exploration of its precious and base metals potential. Geological mapping, structural, mineralogical and petrological studies in addition to geochemical and geophysical surveys using induced polarization and resistivity methods were recommended to explore north-eastern and south-western extensions of the mineralization and a possibility of porphyry related mineralization occurring below the existing exploration and mining level.

Mongolian Properties

As previously announced, the Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in each of two Mongolian mineral exploration property groups known as the Edren Properties and the Ulaan Properties. In August, 2004, the Company announced the completion of a reconnaissance exploration program on the Edren Property. The Company has not received the exploration results from that exploration program. That program was managed by Ken de Graaf.

A dispute has arisen with respect to the Company's performance under the option agreements and the Company's interest in the Edren and Ulaan properties and Brant has purported to cancel the agreements. In April, 2005, the Company received written confirmation from the party that is asserting beneficial ownership of the remaining interest in the Ulaan and Edren properties and of all payments to be made to Brant pursuant to the two option agreements, that all payments to be made to Brant pursuant to the two option agreements have been waived until further notice. In light of the dispute, the cost of the Ulaan and Edren properties and related deferred exploration costs were each written down to a nominal value of $1 by the Company. The Company is reviewing its legal alternatives.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.

Per: ***"Douglas B. Brooks"***
Douglas B. Brooks, Director

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

RECEIVED
2006 JAN -4 P 12:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 29, 2005

Item 3. **Press Release**

Press Release dated November 29, 2005 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer clarifies its earlier disclosure with respect to the Stump Lake Property and the Mongolian Properties.

Item 5. **Full Description of Material Change**

As a result of a review by the British Columbia Securities Commission, the Issuer is issuing the following press release to clarify its disclosure.

Stump Lake Property, British Columbia

The Issuer wishes to issue the following results from its exploration program on the Stump Lake Property.

The Issuer has received a report on the program, as amended September 26, 2005, by Bohumil B. Molak, Ph.D., P.Geo., whose relationship to the Issuer is as an independent qualified person; all of the technical information disclosed in this news release regarding the Stump Lake Property has been reproduced from that report.

The Issuer conducted a geological and structural mapping, sampling and trenching program on the Stump Lake Property in 2004 to obtain more detailed information about the extent and grade of base and precious metals mineralization. A total of 22 trenches (200.3 meters) were excavated to uncover shear zones between old workings and to explore areas of coincident geochemical and geophysical anomalies.

A total of 128 various samples were collected including grab, chip, float and discontinuous and contiguous channel samples from outcrop, newly excavated trenches, old shafts, workings, dumps and old pits on the property during the exploration program. Values ranged from >0.005 – 4.29 ppm gold, <0.2 – 4,430 ppm silver, 0.0026 - 0.729 percent copper and 0.0034 – 0.271 percent zinc. Though chip/channel sampling on the property encountered encouraging values the highest values were obtained from grab samples.

The structural study confirmed the presence of several mineralized shear zones hosted in altered, porphyric and/or massive andesite. The main shear zone, striking north-north-east, is up to 8 meters wide and can be followed continuously for approximately 900 meters. Highlights from two of the trenches located at the main shear zone include 1 meter long continuous channels returning 1.545 ppm gold in Trench 7 and 0.801 ppm gold in Trench 8.

Two isolated mineralized showings occur along strike approximately 700 metres to the north and south of the main shear zone's known boundary limits. Notable 1 meter continuous chip samples taken from the two mineralized showing include 1.57 ppm gold from the pit at the northern showing and 4.29 ppm gold and 197 ppm silver from the southern showing. Though the newly identified zones do not appear to be continuations of the main shear zone due to their mapped strike direction, additional mapping is warranted to determine if the zones may be extensions which may have later been faulted and displaced from the main shear zone.

A newly discovered shear zone trending northeast and about 200 meters long was identified and is located approximately 350 metres west of the main shear zone. Highlights from the newly discovered zone include a 1 meter contiguous channel sample returning 0.467 ppm gold.

Several minor, less than 100 metres in strike length, shear zones striking north to north north-west occur within the central, western and northern parts of the property. The shear zones identified on the property are predominantly vertical or sub vertical and contain mineralized quartz veins of various strike and dip. Quartz veins within the zones measure up to 1.4 meters thick though most are less than 20 cm in thickness.

The shear zones appear to be made up of heavily altered and mylonitized host rock that encloses quartz – carbonate veins and stringers with unevenly disseminated sulfide mineralization. The disseminated pyrite, arsenopyrite, galena, sphalerite, chalcopyrite and tetrahedrite with scarce gold and silver inclusions occur predominantly in grey quartz. Post-mineralization carbonate veins cut across the mineralized quartz veins.

In total, 22 trenches were excavated on the property. Most trenches were oriented to cross cut these shear structures, which are generally oriented vertically, or sub-vertically. However, attitudes of mineralized veins, veinlets and stringers located within the shear structures vary considerably.

Overall trenching highlights are as follows: average precious and base metal contents in 43 one meter long, more than 0.1 ppm gold containing, contiguous channel samples taken from all trenches and some old shafts are 0.423 ppm gold, 7.41 ppm silver, 0.011 percent copper, 0.012 percent lead and 0.025 percent zinc. The weighted average content of gold in these contiguous channel samples is 0.43 ppm and the average width of the mineralized zones tested by channel sampling is 1.7 meters. These results have been interpreted to indicate that the property contains good potential to host notable precious/base metals mineralization.

A total of 28 grab, chip and discontinuous channel samples were also collected from the veins exposed in trenches and/or old workings and from old dumps. From these, 9 chip samples taken from 10 to 20 cm thick veins assayed on average 0.623 ppm gold, 15.6 ppm silver, 0.013 percent copper, 0.058 percent lead and 0.017 percent zinc.

ALS Chemex Laboratory in North Vancouver analyzed the samples using ICP-AES method for 34 elements. Gold and silver over limits were determined using fire assays. Sample duplicates, standards and blanks were also assayed and the accuracy and reproducibility of analyses was found to be within the target ranges.

The 2004 exploration program confirmed the merit of the Stump Lake Property for further exploration of its precious and base metals potential. Geological mapping, structural, mineralogical and petrological studies in addition to geochemical and geophysical surveys using induced polarization and resistivity methods were recommended to explore north-eastern and south-western extensions of the mineralization and a possibility of porphyry related mineralization occurring below the existing exploration and mining level.

Mongolian Properties

As previously announced, the Issuer entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in each of two Mongolian mineral exploration property groups known as the Edren Properties and the Ulaan Properties. In August, 2004, the Issuer announced the completion of a reconnaissance exploration program on the Edren Property. The Issuer has not received the exploration results from that exploration program. That program was managed by Ken de Graaf.

A dispute has arisen with respect to the Issuer's performance under the option agreements and the Issuer's interest in the Edren and Ulaan properties and Brant has purported to cancel the agreements. In April, 2005, the Issuer received written confirmation from the party that is asserting beneficial ownership of the remaining interest in the Ulaan and Edren properties and of all payments to be made to Brant pursuant to the two option agreements, that all payments to be made to Brant pursuant to the two option agreements have been waived until further notice. In light of the dispute, the cost of the Ulaan and Edren properties and related deferred exploration costs were each written down to a nominal value of $1 by the Issuer. The Issuer is reviewing its legal alternatives.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Douglas B. Brooks, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of December, 2005.

"Douglas B. Brooks"
Douglas B. Brooks, President

82-3923

RECEIVED

2006 JAN -4 P 12:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

"Amended and restated"

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

NOVEMBER 8, 2005

For the six months ended March 31, 2005 Maximum Ventures Inc. ("Maximum" or the "Company") prepared management discussion following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2004 and 2003. This discussion and analysis as of November 8, 2005 provides information on the operations of Maximum for the six months ended March 31, 2005 and subsequent to the quarter end.

OVERVIEW

Maximum is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "MVI".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company has operations in Mongolia where it is searching primarily for Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

MINERAL PROPERTIES

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Balance, September 30, 2004	Incurred (Written-down) during the period	**Balance, March 31, 2005**
Property costs:			
Stump Lake Property	270,000	-	**270,000**
Mongolia Properties	1	-	**1**
	270,001	-	**270,001**
Deferred Exploration Expenditures:			
Stump Lake Property	59,785	11,315	**71,100**
Mongolia Properties	1	-	**1**
	59,786	11,315	**71,101**
	$ 329,787	$ 11,315	**$ 341,102**

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada

Acquisition

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005)	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

As at March 31, 2005 the Company has incurred exploration expenditures of $71,100 as follows:

	2005
Assay	$ 3,120
Concession fees	1,514
Geological consulting	64,634
Travel	1,832
	$ 71,100

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005	50,000
On or before November 30, 2006	50,000
	$ 350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

EXPENDITURES

Exploration expenditure for the six months ending March 31, 2005 totalled $11,315. Expenditure during the comparable period ending March 31, 2004 was $10,580.

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada – Cont'd

Expenditure as at March 31, 2005 was as follows:

	Three Months Ended March 31, 2005	Six Months Ended March 31, 2005	Three Months Ended March 31, 2004	Six Months Ended March 31 2004	
Assay	-	2,550	147	147	- paid to independent contractor
Concession fees	-	-	-	260	- paid to independent contractor
Geological consulting	-	8,765	-	10,173	- paid to independent contractor
	$ -	$ 11,315	$ 147	$ 10,580	

Exploration

In the summer/fall of 2004 Maximum Ventures Inc. conducted a geological mapping, sampling and trenching program on the Stump Lake Property to obtain more detailed information about the extent and grade of the base and precious metals mineralization. A total of 22 trenches (200.3 meters) were excavated to uncover the mineralized shear zones between the old workings and to explore the areas of coincident geochemical and geophysical anomalies.

A total of 128 various samples were collected including grab, chip, float and discontinuous and contiguous channel samples from outcrop, newly excavated trenches, old shafts, workings, dumps and old pits on the property during the exploration program. Values ranged from >0.005 – 4.29 ppm gold, <0.2 – 4,430 ppm silver, 0.0026 - 0.729 percent copper and 0.0034 – 0.271 percent zinc. Though chip/channel sampling on the property encountered encouraging values the highest values were obtained from grab samples.

The structural study confirmed the presence of several mineralized shear zones hosted in altered, porphyric and/or massive andesite. The main shear zone, striking north-north-east, is up to 8 meters wide and can be followed continuously for approximately 900 meters. Highlights from two of the trenches located at the main shear zone include 1 meter long continuous channels returning 1.545 ppm gold in Trench 7 and 0.801 ppm gold in Trench 8.

Two isolated mineralized showings occur along strike approximately 700 metres to the north and south of the main shear zone's known boundary limits. Notable 1 meter continuous chip samples taken from the two mineralized showing include 1.57 ppm gold from the pit at the northern showing and 4.29 ppm gold and 197 ppm silver from the southern showing. Though the newly identified zones do not appear to be continuations of the main shear zone due to their mapped strike direction, additional mapping is warranted to determine if the zones may be extensions of which were later faulted and displaced from the main shear zone.

MINERAL PROPERTIES – CONT'D

<u>Stump Lake Property, Canada</u> – *Cont'd*

A newly discovered shear zone trending northeast and about 200 meters long was identified and is located approximately 350 metres west of the main shear zone. Highlights from the newly discovered zone include a 1 meter contiguous channel sample returning 0.467 ppm gold.

The shear zones are made up of heavily altered and mylonitized host rock that encloses quartz – carbonate veins and stringers with disseminated sulfide/sulphosalt mineralization ranging in width from a few centimeters up to 1.4 meters. The disseminated pyrite, arsenopyrite, galena, sphalerite, chalcopyrite and tetrahedrite with scarce gold and silver inclusions occur predominantly in the grey quartz, while the younger, white quartz generation and post-mineralization carbonate veins cut across the mineralized veins.

A total of 28 grab, chip and discontinuous channel samples were also collected from the veins exposed in trenches and/or old workings and from old dumps. 9 chip samples from 10 to 20 cm thick veins assayed on average 0.623 ppm gold, 15.6 ppm silver, 0.013 percent copper, 0.058 percent lead and 0.017 percent zinc. The remaining 19 grab, chip and discontinuous channel samples assayed on average 0.410 ppm gold, 244.85 ppm silver, 0.052 percent copper, 0.093 percent lead and 0.052 percent zinc. These results indicate that the property has a good potential to host additional precious/base metals mineralization.

Overall trenching highlights are as follows: average precious and base metal contents in 43 one meter long, more than 0.1 ppm gold containing, contiguous channel samples taken from all trenches and some old shafts are 0.423 ppm gold, 7.41 ppm silver, 0.011 percent copper, 0.012 percent lead and 0.025 percent zinc. The weighted average content of gold in these contiguous channel samples is 0.43 ppm and the average width of the mineralized zones tested by channel sampling is 1.7 meters. These results have been interpreted to indicate that the property contains good potential to host notable precious/base metals mineralization.

The mineralization at Stump Lake represents upper part of an epithermal system that developed during an extensional phase of brittle deformation and hydrothermal activity in Tertiary times and can be classified as an epithermal vein deposit. The deposit has a potential to contain gold mineralization at depth, similar to other deep-seated, epithermal precious metals deposits in British Columbia. The depth extent of the deposit, based on local topography and old mining and exploration works probably exceeds 100 meters.

The Company plans to conduct a further stage of exploration on the Stump Lake property which could immediately include geological mapping, trenching and geophysics and depending on the results, a later second stage could follow including exploration drilling. The property is currently ready for a mapping and geophysical work, additional trenching and drilling would require work permit applications.

Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada – *Cont'd*

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using the line spacing of 100 meters. Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

The Company plans a financing designed to finance the anticipated exploration program including mapping, further trenching and geophysics. This financing is expected to take the property to its next stage of exploration including drilling.

Edren and Ulaan Properties, Mongolia

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007 to make property maintenance Payments at	US $25,000 per year	US $ 45,000 per year
To make cash payments to November 1, 2007 totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007 totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

MINERAL PROPERTIES – CONT'D

Edren and Ulaan Properties, Mongolia – Cont'd

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company is reviewing its legal options. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights.

Prior to September 30, 2004, the Company conducted initial surface exploration, including surface mapping and sampling, and received 43-101 technical reports on the properties. This exploration was followed by more detailed mapping and sampling during the year ended September 30, 2004. In connection with ongoing disputes concerning the Company's title and beneficial rights to the Mongolian properties, the Company has not received exploration information including data or subsequent reports on exploration, property investigations or detailed accounting information. Prior to the year ended September 30, 2004 the Company made payments, advances and incurred property expenses recorded at $257,177 on the Mongolian Properties.

Under the Edren and Ulaan property option agreements the Company is required to make yearly property payments totalling US$70,000 for the Edren and Ulaan properties. As a result of the ongoing disputes concerning the Company's title and beneficial rights to the properties, the Company has not paid property payments on its Mongolian properties.

Subsequent to March 31, 2005, pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Mongolian properties, have been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the Ulaan and Edren properties.

SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial information for the six months ended March 31, 2005 and 2004 and the last three audited fiscal years ended September 30, 2004, 2003 and 2002:

"Amended and restated"

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

	Six months ended March 31, 2005	Six months ended March 31, 2004	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(235,674)	(113,840)	(1,798,284)	(185,012)	(207,814)
Basic and diluted loss per share	(0.01)	(0.01)	(0.09)	(0.02)	(0.03)
Total assets	536,795	961,318	545,965	744,104	42,846

For the six months ended March 31, 2005 the net loss was $235,674 or $0.01 per share compared to the net loss of $113,840 or $0.01 per share (107% increase) for the same period in 2004. The increase in the net loss was primarily due to $100,301 increase in professional fees, $50,247 in mineral properties investigation costs and $6,832 in bank and interest charges.

RESULTS OF OPERATIONS

Current quarter

For the quarter ended March 31, 2005 the net loss was $65,397 or $0.01 per share compared to the net loss of $71,602 or $0.01 per share (8.67% decrease) for the same period in 2004. The decrease in the net loss was primarily due to $5,648 decrease in office and miscellaneous expenditures, $11,295 in shareholder communication expenditures and $1,733 in transfer agent and filing fees. These decreases were offset by the increase of $7,732 in bank and interest charges, and $17,969 in professional fees.

During the quarter ended March 31, 2005, the Company incurred depreciation expense of $1,226 (2004: $114), bank and interest charges of $8,577 (2004: $845), management fees of $7,500 (2004: $7,500), office and miscellaneous expenses of $2,328 (2004: $7,976), professional fees of $27,984 (2004: $10,015), property investigation costs of $593 (2004: $Nil), office rent of $9,000 (2004: $9,000), shareholder communication costs of $3,589 (2004: $14,884), transfer agent and filing fees of $4,054 (2004: $16,042) and travel and promotion expenses of $546 (2004: $5,226).

Year-to-date

For the period ended March 31, 2005 the net loss was $235,674 or $0.01 per share compared to the net loss of $113,840 or $0.01 per share (107% increase) for the same period in 2004. The increase in the net loss was primarily due to $100,301 increase in professional fees, $50,247 in mineral properties investigation costs and $6,832 in bank and interest charges.

During the period ended March 31, 2005, the Company incurred depreciation expense of $1,767 (2004: $228), bank and interest charges of $12,940 (2004: $6,108), management fees of $15,000 (2004: $15,000), office and miscellaneous expenses of $3,690 (2004: $10,497), professional fees of $116,116 (2004: $15,815), property investigation costs of $50,247 (2004: $Nil), office rent of $18,000 (2004:

$18,000), shareholder communication costs of $10,789 (2004: $16,838), transfer agent and filing fees of $5,787 (2004: $22,791) and travel and promotion expenses of $1,338 (2004: $8,563).

Year ended September 30, 2004

For the year ended September 30, 2004 the net loss was $1,798,284 or $0.09 per share compared to the net loss of $185,012 or $0.02 per share (872% increase) for the year ended September 30, 2003. The increase in the net loss was primarily due to $674,680 (2003: $Nil) write-down of the Company's properties in Mongolia, $600,650 (2003: $Nil) stock based compensation expense, $166,000 (2003: $Nil) property investigation expense and $21,149 (2003: $Nil) shareholder communication expenditures recorded by the Company during the year ended September 30, 2004.

During the year ended September 30, 2004 Maximum agreed to an option to acquire up to a 75% interest in two portfolios of gold and copper properties in Mongolia. The two portfolios of exploration licenses had been strategically selected by the Company following more than a year of diligent review of exploration opportunities in Mongolia as part of major initiative to pursue a new generation of mineral properties with gold and copper exploration prospects in Mongolia. During fiscal 2004 Maximum incurred $674,680 in costs related to the properties in Mongolia. Subsequent to September 30, 2004 a dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company' management decided to write down the book value of the properties to a nominal value of $ 1 in view of a dispute concerning the Company's title and ownership rights.

In the fiscal 2004 the Company incurred $82,845 increase in office and miscellaneous expenditures, $17,441 in professional fees, $25,709 in transfer agent and filing fees and $19,223 in travel and promotion costs compared to the fiscal 2003. The increase in office and miscellaneous expenditures was primarily due to the $60,000 increase in the office rent associated with a new office space subleased by the Company during the year. The increase in professional fees, transfer agent, filing fees and travel costs are mostly related to the Mongolian properties acquisition and investigation.

During the year ended September 30, 2004 the Company recorded $600,650 stock based compensation expense representing fair value of 1,465,000 stock options granted during the year.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the six months ended March 31, 2005, and 2004 and for the years ended September 30, 2004, 2003 and 2002:

"Amended and restated"

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

	Six months ended March 31, 2005	Six months ended March 31, 2004	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
	$	$	$	$	$
Depreciation	1,767	228	961	178	-
Increase (decrease) % *	675	-	439.89	100.00	-
Bank charges and interest	12,940	6,108	11,723	15,371	16,473
Increase (decrease) % *	111.85	-	(6.69)	(6.69)	-
Consulting	-	-	25,000	14,700	32,800
Increase (decrease) % *	-	-	70.07	(55.18)	-
Management fees	15,000	15,000	30,000	30,000	30,000
Increase (decrease) % *	-	-	-	-	-
Office and misc.	3,690	10,497	88,545	5,700	7,823
Increase (decrease) % *	(64.85)	-	1,453.42	(27.14)	-
Professional fees	116,116	15,815	80,318	62,877	67,558
Increase (decrease) % *	634.21	-	27.74	(6.93)	-
Property investigation	50,247	-	166,000	-	10,000
Increase (decrease) % *	100.00	-	100.00	(100.00)	-
Rent	18,000	18,000	36,000	37,500	31,500
Increase (decrease) % *	-	-	(4.00)	19.05	-
Shareholder communication	10,789	16,838	21,149	-	-
Increase (decrease) % *	(35.92)	-	100.00	-	-
Stock-based compensation	-	-	600,650	-	-
Increase (decrease) % *	-	-	100	-	-
Transfer agent and filing fees	5,787	22,791	37,665	11,956	9,999
Increase (decrease) % *	(74.61)	-	215.03	19.57	-
Travel and promotion	1,338	8,563	25,593	6,730	1,661
Increase (decrease) %*	(84,.37)	-	280.28	305.17	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

"Amended and restated"

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Year ended September 30, 2005		Year ended September 30, 2004				Year ended September 30, 2003	
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(170,277)	(65,397)	(42,238)	(71,602)	(46,399)	(1,638,045)	(40,588)	(65,184)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.06)	(0.01)	(0.06)

During the fourth quarter of the fiscal 2004 the Company's net loss was primarily affected by $600,650 stock based compensation expense, $166,000 mineral property investigation costs and $674,680 write-down of the Company's properties in Mongolia.

The net loss for the first quarter of the fiscal 2005 was $170,277 compared to the net loss of $42,238 for the same period in the fiscal 2004. The increase in the net loss was primarily due to the $82,332 increase in legal fees related to the dispute concerning the Company's title and ownership rights of the Mongolian properties and the $49,654 increase in mineral properties investigation costs.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2005, the Company had a working capital of $30,236 (2004: $ 186,973).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

During the year ended September 30, 2004 the Company agreed to a $1,400,000 private placement of 10,980,392 units at $0.1275 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.25 per share. On December 31, 2003, a portion of the private placement of 3,231,372 units was closed with 2,352,941 units issued on a flow-through basis and 878,431 units issued a non-flow-through basis. During the six months ended March 31, 2005, the Company completed a private placement of 1,803,922 common shares at $0.1275 per share for proceeds of $230,000. In connection with this private placement, 1,803,922 warrants at $0.25 per share were issued.

During the year ended September 30, 2004 the Company agreed to a $492,000 private placement of 984,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.75 per share. During the six months ended March 31, 2005, a portion of the private placement of 250,000 common shares at $0.50 per share was closed for proceeds of $125,000. In connection with this private placement 250,000 warrants at $0.50 per share were issued.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES -CONT'D

At March 31, 2005, the Company held cash on hand of $27 (2004: $131,666) and liabilities totalled $136,401 (2004: $142,956).

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2002		9,560,171	$ 3,302,611
For cash:			
- pursuant to a private placement	– at $0.10	3,000,000	300,000
Share issue costs		-	(12,000)
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611
For cash:			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
Balance March 31, 2005 and November 8, 2005		25,435,465	$ 5,396,611

SHARE CAPITAL – CONT'D

Shares Held in Escrow

As at March 31, 2005, and November 8, 2005, 107,142 (2003 – 107,142) common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the written consent of the regulatory authorities.

Stock Options

Stock-based compensation plan:

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of September 30, 2004 and 2003 and changes during the years ending on those dates is presented below:

	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2003	1,256,000	$ 0.15	-	$ -
Granted	1,465,000	0.65	1,256,000	0.15
Exercised	(1,150,000)	0.15	-	-
Expired/cancelled	(106,000)	0.15	-	-
Options outstanding and exercisable at September 30, 2004 and March 31, 2005	1,465,000	$ 0.65	1,256,000	$ 0.15

At March 31, 2005 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of stock options	Exercise Price	Expiry Date
1,465,000	$ 0.65	December 3, 2005

Share Purchase Warrants

At March 31, 2005 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,231,372	$0.25	December 31, 2005

"Amended and restated"

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

SHARE CAPITAL – CONT'D

During the six months ended March 31, 2005, warrants for 2,790,000 shares at $0.10 per share were exercised to net the Company $279,000.

RELATED PARTY TRANSACTIONS

During the six months ended March 31, 2005 and 2004, the Company incurred the following costs charged by a private company, Selkirk Angler's Service Ltd., controlled by a director of the Company:

	Three months ended March 31,		Six months ended March 31,	
	2005	2004	2005	2004
Management fees	$ 7,500	$ 7,500	$ 15,000	$ 15,000
Interest	2,579	336	6,502	2,497
	$ 10,079	$ 7,836	$ 21,502	$ 17,497

These transactions were in the normal course of business and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties. Interest was charged on the outstanding balance owed during the period.

At March 31, 2005, accounts payable includes $ 15,246 (2004: $10,646) due to a company controlled by a director of the Company.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

FORWARD – LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.